UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No 25 )

Thermodynetics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

883622

(CUSIP Number)

Robert A. Lerman

(Reporting Person)

Kenneth B. Lerman, P.C.

651 Day Hill Road, Windsor, Connecticut 06095

(860) 285-0700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 11, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 883622	13D	Page 2 of 5 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert A. Lerman
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)		✓

3		SEC USE ONLY
4		SOURCE OF FUNDS* SC — Company whose securities awarded as a stock bonus. No purchase. No cash.
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,238,803
	8	SHARED VOTING POWER 135,793
	9	SOLE DISPOSITIVE POWER 1,238,803
	10	SHARED DISPOSITIVE POWER 135,793
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,287,708
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
✓
See Item 5
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) twenty-seven and nine-tenths of one percent (27.9%)
14		TYPE OF REPORTING PERSON* IN

CUSIP No. 883622	13D	Page 3 of 5 Pages

Item 1.

Security and Issuer

Issuer:

Thermodynetics, Inc. (the "Company")

Executive Office:

651 Day Hill Road

Windsor, Connecticut 06095

Securities:

Common Stock, $.01 par value

Item 2.

Identity and Background

Name:

a)

Robert A. Lerman (the "Reporting Person")

Address:

b)

c/o Thermodynetics, Inc.

651 Day Hill Road

Windsor, CT  06095

Occupation:

c)

President and CEO of the Company.

Convictions:

d)

None.

Proceedings:

e)

No civil proceedings in last years.

Citizenship:

f)

United States of America.

Item 3.

Source and Amount of Funds or Other Consideration

SC — The Company, at a meeting of its Board of Directors on August 11, 2009, adopted resolutions authorizing the Company to grant shares of its common stock, par value $.01 per share, which shares were valued at $0.25 per share on the valuation date of August 11, 2009.  Such shares were issued on the Date of Event of this Report.  No purchase occurred; such shares were issued as a stock bonus.

Item 4.

Purpose of Transaction

The Reporting Person has no intention or desire to gain control of the Issuer for purposes of liquidation, sale of assets, acquisition or merger.  The Reporting Person may from time to time purchase additional shares through open market purchases, and stock options or awards issued under the Company’s stock incentive programs; no options or other awards are presently outstanding.

Item 5.

Interest in Securities of the Issuer

(a)

*1,287,708* shares are beneficially owned by Reporting Person as of the date hereof which equals twenty-seven and nine-tenths of one percent (27.9%) beneficial ownership.

(i)

The above includes *77,286 * shares held in trust for Reporting Person under the Company’s 401(k) Plan.

(ii)

The above excludes the entire holdings for the Company’s 401(k) Plan.  The 401(k) Plan is holding *135,793* shares in trust for all plan participants, of which reporting Person is one; such 135,793 shares includes the 77,286 shares allocated to Reporting Person.

(iii) The above includes 48,905 shares owned by Reporting Person’s spouse.

CUSIP No. 883622	13D	Page 4 of 5 Pages

(b)

(i) Reporting Person has the sole voting and dispositive power over 1,238,803 shares.

(ii)

Reporting Person has no individual voting or dispositive power over 77,286 shares held in trust for the Reporting Person by the Company’s 401(k) Plan.  The trustees of the plan, of which reporting Person is one, have such control.

(iii)

Reporting Person, as a trustee of the Company’s 401(k) Plan, together with the other trustee has voting and dispositive power over 135,793 shares held in trust for all plan participants under the Company’s 401(k) Plan.

(iv) Reporting Person has no voting or dispositive power over the 48,905 shares owned by his spouse.

(c)

No transactions in the lesser of the last 60 days from the date hereof or since Reporting Person's most recent Schedule 13D filing date, except for the transaction(s) reported below:

Transaction	No. Shares	Transaction Date	Valuation Date
Stock Bonus Award	300,000	August 11, 2009	August 11, 2009

(d)

No other person except Reporting Person has the right or power to receive proceeds or other benefits from a disposition of the shares.

(e)

Date Reporting Person ceased 5% beneficial ownership:

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Relationships with Issuer.  Reporting Person is an officer and director, and a greater than ten percent beneficial shareholder of the Issuer, and is a trustee of the Company’s 401(k) Plan.

Disclaimer of Group.  Reporting Person has his own investment, holding and voting criteria and guidelines; Reporting Person disclaims, in particular, membership in any group which individually includes his spouse or any other group.  Reporting Person disclaims any beneficial ownership in his spouse’s shares, or the holdings of any other group, and this filing is not an admission of any claim of ownership or of any pecuniary interest in such shares.

Item 7.

Exhibits

None.

CUSIP No. 883622	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 11, 2009

By:	/s/ ROBERT A. LERMAN
Robert A. Lerman, President & CEO and a Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).